

February 17, 2017

Via Email

Stephen M. Jackson
Nationwide Life and Annuity
 Insurance Company
One Nationwide Plaza
Columbus, OH 43215-2220

> Re: Nationwide Life and Annuity Insurance Company
> Nationwide VL Separate Account-G
> File Nos. 333-215173 and 811-21697
>
> Nationwide Life and Annuity Insurance Company
> Nationwide VL Separate Account-G
> File Nos. 333-215169 and 811-21697

Dear Mr. Jackson:

On December 19, 2016, you filed two initial registration statements on Form N-6 on behalf of Nationwide Life and Annuity Insurance Company and Nationwide VL Separate Account-G. Based on our review of the registration statements, we have the following comments. Page numbers refer to the numbers at the bottom of each page of the registration statement.[1]

Comments below are on the registration statement related to the Nationwide Variable Universal Life Accumulator product (File No. 333-215173) unless stated otherwise. Please make corresponding changes, where applicable, to the registration statement related to the Nationwide Variable Universal Life Protector product (File No. 333-21569).

General

1.   Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

2.   Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

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[1]   Capitalized terms have the same meaning as in the registration statement. References to item numbers are to Form N-6.

3.   Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contract.

4.   Material state law variations in the policy should be described in the prospectus. Please revise the prospectus wherever appropriate so that it does not suggest that an investor's individual policy may override the language of the prospectus (*e.g*., "State Variations" p.6 and "The Policy" p.21).

5.   Please update financial information throughout the registration statement from December 31, 2015 to December 31, 2016.

6.   In order for the accounting staff to complete their review, if possible, please include the following items in your next filings with the Commission:

        a.   Underlying Fund expense ranges;

        b.   Financial Statements for Separate Account and Nationwide; and

        c.   Auditor Opinion and Consent.

Prospectus

Cover page

7.   Please consider listing the two fixed options and two indexed options with the list of underlying mutual funds on the cover page.

8.   Please limit any discussion on the prospectus cover page to the specific product offered by the prospectus. For example, in the second paragraph, please delete the fourth sentence which discusses Nationwide's other "products."

9.   Where appropriate, please clearly state that the policy is not a short-term savings vehicle.

In Summary: Policy Benefits (pp.4-5)

10.   Please consider adding an introductory paragraph in order to clarify that all material state policy variations are disclosed in the prospectus. Furthermore, in the summary section, please indicate if there are material state specific variations and where the disclosure discussing those variations in greater detail may be found in the prospectus.

11.   Please consider briefly describing each policy rider in the summary section.

Death Benefit (p.5)

12.   Please clarify that the cash value/death benefit of the policy will not be fixed but will be dependent on the investment performance of the investment options in which the policy holder is invested, and the cumulative separate account and contract charges assessed by Nationwide over the life of the policy.

Death Benefit Options (p.4)

13.   At the end of the introductory note, please provide a cross reference to where the three death benefit options are described in greater detail.

Investment Options (p.5)

14.   In the second paragraph discussing general account options, please clearly state that payments under these options are dependent upon Nationwide's financial strength and claims paying ability.

15.   Please clarify whether obligations under indexed options may under any circumstances be funded by the general account and therefore be dependent upon Nationwide's financial strength and claims paying ability.

Transfer Requests (p.5)

16.   Please clarify how often a policy owner may transfer allocations between investment options and whether any transfer fees will apply.

Taxes (p.5)

17.   For clarity, please revise the second paragraph under this heading to add the following bolded words: "Unlike other variable …, **the** Individual Flexible Premium Adjustable, Variable, Fixed and Index-Linked Universal Life Insurance Policy **does** not require distributions to be made …."

Examination Right (p.5)

18.   Please change this heading to "Right to Cancel (Examination Right)" since that is the section heading on page 24 and more accurately reflects the policy provision being summarized in this section. In addition, the prospectus uses the terms "Right to Cancel," "Examination Right," and "Free Look" interchangeably. Please use a single term consistently.

In Summary: Policy Risks

19.   Please add an introductory paragraph that emphasizes the fact that variable universal life insurance is not suitable as a short-term investment and to clarify the following:

   a.   The death benefit to be paid out will be dependent upon the investment performance of the policy holder's investment options and the fees, expenses and charges paid over the life of the policy; and

   b.   A policy holder may not earn sufficient returns on his or her portfolio of investment options to pay a policy's periodic charges so that additional premium payments may be required over the life of the policy to prevent it from lapsing.

   c.   Please move the text of the "Improper Use" section to the introductory paragraph.

   Risk of Increase in Current Fees and Charges (p.6)

20.   Please clarify how often Nationwide is permitted to make changes to policy and rider charges and rates (*e.g.*, once annually).

   Unfavorable Investment Experience (p.6)

21.   Please revise the section heading so it more clearly reflects the risk of "**poor investment performance**".

22.   Please revise the disclosure in this section and throughout the prospectus, including the definitions, to refer to "investment performance" rather than "investment experience."

23.   Please clarify that a policy holder's account value will depend upon the performance of sub-accounts, fixed and/or indexed investment options to which contract value has been allocated.

24.   In the second sentence of the first paragraph, please clarify that poor investment performance of a policy holder's investment options and the deduction of separate account and policy fees and expenses may result in a lapse of insurance coverage even if all premium and rider charges are timely paid by the policy owner.

25.   In the note, please clarify what is meant by "policy illustration" and "illustrated premium and hypothetical rates of return."   If applicable, please provide a cross reference to where these items appear in the prospectus.

   General Account Options Interest Crediting (p.6)

26.   Please revise this sub-heading to more clearly describe the risk being described (*e.g.*, risks related to investments in fixed interest options).

27.   Please state, if true, that the ability of Nationwide to pay interest will be subject to its financial stability and claims paying ability.

28.   Please include more robust risks associated with the Indexed Interest Strategies.

Risk of Policy Lapse (p.7)

29.   Please clarify what is meant by "the policy could terminate without value" (*e.g.*, the risk that any and all amounts previously paid by a policy owner could be forfeited).

Limitation of Access to Cash Value (p.7)

30.   Please revise the first sentence to add, if true, that in addition to limitations on accessing cash value through withdrawals, withdrawals may be subject to certain fees and charges. In addition, please include policy surrender as a mechanism to access the policy's cash value.

Sub-Account Limitations (p.7)

31.   Please consider revising the sub-heading to better reflect the risk discussed in this section (*e.g.*, short term trading risks).

32.   Please clarify the first sentence to replace "trades" with "transfers".

In Summary: Fee Tables (pp.7-12)

33.   In the Transaction Fee table on page 8:

    a.   Please confirm that short term trading fees are the only transfer fees paid by a policy owner and clarify whether trading fees apply to transfers to and from fixed and index linked investment options.

    b.   In footnote 3, you state service fees are not deducted from Cash Value. Please state how a policy holder will be expected to pay for these services in the footnote and also in the discussion of "Service Fees" on page 30.

34.   In the table of Periodic Charges (p.9), please revise footnote 4 to explain when the Specified Amount Charge is assessed (*e.g.,* if it is not monthly).

35.   Please clarify in a footnote to the fee table and in item 5 if multiple Flat Extra Charges can be assessed on a single insured.

36.   In the Rider Charges table on page 10, please consider adding introductory language before the table to clarify that these charges will apply only if certain riders are selected. In addition, please clarify which riders, if any, cannot be held at the same time.

Policy Investment Options

Variable Investment Options (p.12)

37.   In the third paragraph from the end of this section, you state "Not all underlying mutual funds may be available in every state." Please explain why an underlying mutual fund may not be available in certain states and clarify where a policy holder may find such information in the prospectus.

How Sub-Account Investment Experience is Determined (p.14)

38.   Please change the heading to "How Sub-Account Investment **Performance** is Determined."

39.   In the second paragraph, you state that changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares. Please explain.

40.   Please clarify, if true, that sub-account assets will not be valued on the days on which the New York Stock Exchange is closed for trading as required by section 22(e)(1).

General Account Options (pp.14-17)

41.   Please revise the fourth paragraph to delete the third sentence: "Nationwide has been advised that the staff of the SEC has not reviewed the disclosure …."

42.   M*inimum Guaranteed Interest Rate (p.15)*: Please clarify whether the minimum guaranteed interest rate will be the same for both fixed interest options: fixed and long-term fixed (*e.g.*, 0.50%).

43.   *Interest Crediting on Long-Term Fixed Account (p.15):*

        a.   Please provide a Plain English definition of "interest crediting rate."

        b.   We note the third sentence of this section states that the "Long-Term Fixed Account has stricter allocation, partial surrender, and transfer limitations." Please discuss these in greater detail.

        c.   Please clarify where a policy holder may obtain interest rate information for the fixed interest options.

Indexed Interest Options (p.15)

44.   Please provide a brief plain English description of the two Indexed Interest Options in the body of the prospectus.

45.   *Indexed Interest Strategies Interest Crediting (p.15):* At the end of the first paragraph, please clarify that any interest credited to a policy holder from an investment in indexed interest options will be paid from Nationwide's general account and will be subject to Nationwide's financial strength and claims paying ability.

46.   *How Index Segments Work (p.16)*

     a.   You state Sweep Date frequency may be different for each indexed interest strategy and is subject to change. Please explain how a policy holder will obtain this information.

     b.   In the last paragraph of this section, please clarify what happens to assets invested in an Index Segment on the Maturity Date. For example, do they roll over into a new Index Segment?

     c.   For amounts allocated to an Indexed Interest Strategy, please clarify where the Net Premiums or Cash Value is held (*e.g.*, a fixed account or a particular sub-account).

     d.   Please clarify when the index is actually credited to the Cash Value; and if there is an interim segment value in the case of withdrawals, surrenders, loans, etc.

47.   *Interest Crediting Risks for the Indexed Interest Strategies (p.16):* The first sentence of this section states that the interest credited to an Index Segment may not exceed the guaranteed minimum floor rate due to unfavorable reference index performance. Please clarify how the interest credited could be less than the "guaranteed minimum floor rate."

48.   *Transfers to and from the Indexed Interest Strategies (p.17)*: Please consider combining this disclosure with the discussion of transfers below; this section discusses transfers to but not from the indexed interest strategies while the heading suggests both types of transfers will be explained in the text.

Transfers Among and Between the Policy Investment Options (pp.17- 20)

49.   *US Mail Restrictions (p.18):* Please consider revising the heading to reflect the fact that the text discusses Nationwide's short-term trading policy or deleting the heading altogether.

The Policy; General Information (pp.21-22)

50.   Please revise the fourth paragraph on page 22 which appears in bold to clarify that "the portion of any amounts allocated to Nationwide's general account" include a policy holder's investment in the fixed or long-term fixed accounts and any indexed interest options.

51.   Please consider adding a heading before the two paragraphs on page 22 discussing cyber-security risks. In addition, please consider adding a brief discussion of these risks to the summary.

52.   In the discussion of the various charges applicable to a policy, please state whether a policy's charge for premium or other taxes will vary according to jurisdiction, and if so, please consider identifying the range of current premium or other taxes (Item 5, Instruction 3).

Conditional Credit (p.26)

53.   Please provide a plain English definition of "conditional credit" and "accumulated premium test."

Changing the Amount of Insurance Coverage (p.26)

54.   In the first paragraph, please revise the second sentence to correct or explain what is meant by "Policy Monthaversary" or add this term to the Definitions in Appendix C. We note this term appears several times in the prospectus.

Cost of Insurance Charge (p.32)

55.   Please revise this section to identify the factors that affect the "Net Amount at Risk," including, for example, investment performance, payment of premiums, and charges.

Accelerated Death Benefit for Terminal Illness Rider (p.44)

56.   Please clarify whether the election of this rider may be terminated by the policy holder, and whether any charges continue after the rider is discontinued.

Collateral and the Policy Loan Account (p.52)

57.   Please revise the third sentence of this section ("Because the policy loan account does not participate in the Investment Experience …") to clarify, if true, that the "policy loan account" is the account to which collateral against a policy loan will be moved and that moving the collateral to the policy loan account will reduce a policy holder's investments in fixed accounts or sub-accounts.

58.   We note that the discussion of repayment of a loan on page 53 suggests interest will be earned on collateral if a loan is repaid and credited to the policy holder. Please clarify whether this will be paid at the minimum guaranteed interest rate and whether payment will be dependent upon Nationwide's financial strength and claims paying ability.

Lapse (p.54)

59.   Guaranteed Policy Continuation Provision (p.54): Please clarify whether Nationwide may change the Monthly Death Benefit Guarantee Premium or if it may change only due to action by the policy owner (*e.g.,* policy loans, etc.).

Surrenders (pp.55-56)

60.   *Full Surrender (p.55)*: Please clarify that surrender charges will apply to a full surrender of the policy.

Policy Maturity (pp.58-59)

61.   Please clarify how a policy holder may determine his or her policy's Maturity Date.

Appendix B: Indexed Interest Strategies

62.   When discussing the index floors, please also clarify that there is also a fee in connection with the creation of the Indexed Interest Strategies, and the cash value will also be reduced by the various contract charges.

Appendix C: Definitions

63.   *Policy Specification Pages:* Please clarify where or how a policy holder may obtain these.

Signatures

64.   In the future, please do not include the certification required by rule 485(b) in initial registration statements, pre-effective amendments, and post-effective amendments filed under rule 485(a).

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        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Responses to these comments should be made in a letter addressed to me, filed over the

EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

Please direct any questions to Jaea Hahn at (202) 551-6870. Additionally, copies of documents or letters filed on EDGAR may be emailed to hahnja@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Jaea F. Hahn

Jaea F. Hahn
Senior Counsel
Disclosure Review and Accounting Office